EXHIBIT 99.1

Press Release Dated March 22, 2011

Suncor Energy finalizes strategic alliance with Total E&P Canada Ltd.

News Release

FOR IMMEDIATE RELEASE

Suncor Energy finalizes strategic alliance with Total E&P Canada Ltd.

Calgary, Alberta (March 22, 2011) — Suncor Energy Inc. announced today that it had finalized its strategic alliance with Total E&P Canada Ltd. after receiving all required approvals and successfully meeting all other conditions.

“This agreement with Total is an important element of Suncor’s plans to accelerate development of its growth portfolio and more than double our oil sands production by 2020”, said Kirk Bailey, executive vice-president, Oil Sands Ventures. “Together, we will be able to pool our manpower and capital resources and bring our collective strengths to bear to manage projects using best-in-class operating practices.”

Under the terms of this agreement, first announced on December 17, 2010, Suncor acquired a 36.75% working interest in the Total-operated Joslyn joint venture with Total now holding 38.25%, Occidental Petroleum holding 15% and Inpex Canada Ltd. holding 10%. Suncor will also receive approximately $1.75 billion from the transaction.

Total acquired a 49% interest in Suncor’s Voyageur upgrader and upon completion, Suncor will operate the planned 200,000 barrel per day facility. Total also acquired a portion of Suncor’s interest in the Fort Hills oil sands project resulting in Suncor now holding a 40.8% interest, Total holding 39.2%, and Teck Resources Ltd. holding the remaining 20%.

Suncor and Total have agreed to develop the Fort Hills mine and Voyageur upgrader in parallel, so that both come on stream in 2016. The companies have also confirmed the Joslyn North Mine timetable, with production expected to begin in 2017-2018, subject to receiving the necessary permits and approvals.

Execution of the Fort Hills and Joslyn projects, as well as the continued construction of the Voyageur upgrader, is subject to sanction by the partners in these ventures and requires approval by Suncor’s Board of Directors.

For more detail on Suncor’s growth strategy, please see www.suncor.com/presentation

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “targets,” “schedule,” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include the expectation that the Fort Hills and Voyager projects will both come on stream in

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

2016 and the expectation that the Joslyn mine will begin production in 2017-2018. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

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